Exhibit (h)(6)(C)

Amendment No. 7 to

Amended and Restated Chief Compliance Officer Services Agreement

This Amendment No. 7, dated August 24, 2018, is made to the Amended and Restated Chief Compliance Officer Services Agreement, dated October 1, 2012, as amended (the “Agreement”), between Centre Asset Management LLC (the “Client”) and ALPS Fund Services, Inc. (“ALPS”).

WHEREAS, the Client and ALPS wish to amend the Agreement to account for the reorganization of the Centre Active U.S. Tax Exempt Fund into the Centre Global Infrastructure Fund.

NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter contained, the parties hereto agree as follows:

1.           The preamble of the Agreement is deleted in its entirety and replaced with the following language:

In a joint effort between Client and ALPS to ensure the Centre Funds (the “Trust”) (consisting of the following portfolios: Centre Active U.S. Treasury Fund, Centre American Select Equity Fund, and Centre Global Infrastructure Fund) is in compliance with Rule 38a-1 (the “Rule”) under the Investment Company Act of 1940, as amended (the “1940 Act”), ALPS has agreed to render services to Client on behalf of the Trust by entering into a formal agreement with respect thereto effective from and after the Effective Date.

2.           Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect. All capitalized terms herein shall have the same meaning as ascribed to them in the Agreement. Any items not herein defined shall have the meaning ascribed to them in the Agreement.

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Amendment as of the day and year first above written.

CENTRE ASSET MANAGEMENT, LLC		ALPS FUND SERVICES, INC.

By:	/s/ James A. Abate	By:	/s/ Jeremy O. May
Name:	James A. Abate	Name:	Jeremy O. May
Title:	President	Title:	President